File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	19 May 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

RECEIVED
2004 MAY 26 A 9:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030458

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "SCA concludes acquisitions in Australia and New Zealand", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Annette Sporrong

Peter Nyquist / Annette Sporrong

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

dlw 5/27

Encl.

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA concludes acquisitions in Australia and New Zealand

Since the authorities concerned in Australia and New Zealand approved SCA's acquisition of the New Zealand company Carter Holt Harvey's tissue and fluff operations and its 50% holding in Sancella, this transction was concluded today, 19 May.

Stockholm, 19 May 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Peter Nyquist, Senior Vice President, Communications and Investor Relations.
Phone: +46 70 575 2906.